Exhibit 99.1

AGREEMENT RE MINING CONCESSION CONTRACT it 7092 MAY 31, 2014

This agreement amongst Capital Gold Resources SAS (a wholly owned subsidiary of CGM Resources Limited) and David Arango is to clarify in writing the parties understanding of the arrangement in connection with concession # 7092 and to extend that arrangement until August 31, 2014.

CGM Resources Limited via its wholly owned subsidiary Capital Gold Mining Resources SAS Acquired concession # 7092 from My Arango for an initial installment of $10,000.00 USD to David Arango and a later installment of shares in CGM Resources Limited with a total value of $250,000.00 USD.

It was previously agreed that Mr. Arango will continue to mine the property and keep all proceeds earned there-from until concession # 7092 became owned by a public company.

It was also previously agreed that in exchange for keeping all proceeds Mr. Arango will keep the tax fees due each year up to date and other obligations that are due from time to time.

Despite the fact that the concession # 7092 is now owned by FIGO Ventures, Inc., a public company, both parties agree that this arrangement will continue thru August 31, 2-14 at which time FIGO Ventures, Inc. will take over mining activities and pay all future tax fees of the concession.

Agreed to:

CGM Resour es Limited

/s/ Robert Young
Robert Young

/s/ David Arango
David Arango